UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 20)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,999
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 153,999
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG PB, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,212
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,212
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Starboard Value & Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,551
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 168,551
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,940
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 136,940
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,801
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 421,801
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 806,702
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 806,702
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,801
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 421,801
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,228,503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,228,503
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,228,503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,228,503
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,228,503
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,228,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,228,503
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,228,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,228,503
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,228,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,228,503
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,228,503
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

The following constitutes Amendment No. 20 to the Schedule 13D filed by the undersigned (“Amendment No. 20”).  This Amendment No. 20 shall be deemed to amend and restate in their entirety Items 2, 3 and 5, add to Item 6 the existence of a new joint filing agreement among the Reporting Persons and add an additional exhibit to Item 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to add RCG PB, Ltd. as a Reporting Person as a result of a restructuring of the Reporting Persons' ownership in the Issuer, through which Ramius Value and Opportunity Master Fund Ltd transferred certain of its holdings in the Issuer to RCG PB, Ltd.

Item 2.                                Identity and Background.

Item 2 is hereby amended and restated to read as follows:

Starboard Value & Opportunity Fund no longer owns any Shares of the Issuer.  Accordingly, Starboard Value & Opportunity Fund is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 20 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	RCG PB, Ltd., a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company (“Multi-Strategy Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Merger Arbitrage Master Fund Ltd, a Cayman Islands exempted company (“Merger Arbitrage Master Fund”), with respect to the Shares directly and beneficially owned by it;

(v)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(vi)
Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund;

CUSIP NO. 125-902106

(vii)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(viii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of RCG Starboard Advisors and Ramius Advisors;

(ix)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(x)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(xi)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(xii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(xiii)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 21st Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, RCG PB, Multi-Strategy Master Fund and Merger Arbitrage Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Multi-Strategy Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of Merger Arbitrage Master Fund and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and RCG PB have been formed for the purpose of making equity and debt investments.  The principal business of each of Multi-Strategy Master Fund and Merger Arbitrage Master Fund is serving as a private investment fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

CUSIP NO. 125-902106

(d)           No Reporting Person, nor any person listed on Schedules B through F, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedules B through F, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, RCG PB and Value and Opportunity Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,228,503 Shares beneficially owned in the aggregate by Enterprise Master Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, RCG PB and Value and Opportunity Master Fund is approximately $39,560,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,002,833 Shares outstanding, as of September 1, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 3, 2009.

CUSIP NO. 125-902106

A.           Value and Opportunity Master Fund

(a)	As of the close of business on October 1, 2009, Value and Opportunity Master Fund beneficially owned 421,801 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 421,801
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 421,801
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 19 are set forth in Schedule A and are incorporated by reference.

B.           RCG PB

(a)	As of the close of business on October 1, 2009, RCG PB beneficially owned 347,212 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 347,212
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,212
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of Amendment No. 19 are set forth in Schedule A and are incorporated by reference.

C.	Starboard Value & Opportunity Fund

(a)	Starboard Value & Opportunity Fund no longer beneficially owns any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value & Opportunity Fund since the filing of Amendment No. 19 are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

D.	Merger Arbitrage Master Fund

(a)	As of the close of business on October 1, 2009, Merger Arbitrage Master Fund beneficially owned 168,551 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 168,551
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 168,551
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Merger Arbitrage Master Fund since the filing of Amendment No. 19 are set forth in Schedule A and are incorporated by reference.

E.	Multi-Strategy Master Fund

(a)	As of the close of business on October 1, 2009, Multi-Strategy Master Fund beneficially owned 136,940 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 136,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 136,940
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 19 are set forth in Schedule A and are incorporated by reference.

F.	Enterprise Master Fund

(a)	As of the close of business on October 1, 2009, Enterprise Master Fund beneficially owned 153,999 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 153,999
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 153,999
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 19 are set forth in Schedule A and are incorporated by reference.

G.	RCG Starboard Advisors

CUSIP NO. 125-902106

(a)	As the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of 421,801 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 421,801
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 421,801
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 19.  The transactions in the Shares since the filing of Amendment No. 19 on behalf of Value and Opportunity Master Fund and Starboard Value & Opportunity Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 136,940 Shares owned by Multi-Strategy Master Fund, (ii) 168,551 Shares owned by Merger Arbitrage Master Fund, (iii) 347,212 Shares owned by RCG PB and (iv) 153,999 Shares owned by Enterprise Master Fund.

Percentage: Approximately 11.5%

(b)	1. Sole power to vote or direct vote: 806,702
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 806,702
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 19.  The transactions in the Shares since the filing of Amendment No. 19 on behalf of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 421,801 Shares owned by Value and Opportunity Master Fund, (ii) 136,940 Shares owned by Multi-Strategy Master Fund, (iii) 168,551 Shares owned by Merger Arbitrage Master Fund, (iv) 347,212 Shares owned by RCG PB and (v) 153,999 Shares owned by Enterprise Master Fund.

CUSIP NO. 125-902106

Percentage: Approximately 17.5%

(b)	1. Sole power to vote or direct vote: 1,228,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,228,503
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 19.  The transactions in the Shares since the filing of Amendment No. 19 on behalf of Value and Opportunity Master Fund, Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 421,801 Shares owned by Value and Opportunity Master Fund, (ii) 136,940 Shares owned by Multi-Strategy Master Fund, (iii) 168,551 Shares owned by Merger Arbitrage Master Fund, (iv) 347,212 Shares owned by RCG PB and (v) 153,999 Shares owned by Enterprise Master Fund.

Percentage: Approximately 17.5%

(b)	1. Sole power to vote or direct vote: 1,228,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,228,503
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 19.  The transactions in the Shares since the filing of Amendment No. 19 on behalf of Value and Opportunity Master Fund, Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 421,801 Shares owned by Value and Opportunity Master Fund, (ii) 136,940 Shares owned by Multi-Strategy Master Fund, (iii) 168,551 Shares owned by Merger Arbitrage Master Fund, (iv) 347,212 Shares owned by RCG PB and (v) 153,999 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

CUSIP NO. 125-902106

Percentage: Approximately 17.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,228,503
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,228,503

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 19.  The transactions in the Shares since the filing of Amendment No. 19 on behalf of Value and Opportunity Master Fund, Starboard Value & Opportunity Fund, Multi-Strategy Master Fund, Merger Arbitrage Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 2, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.                                Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund, Ltd, RCG PB, Ltd., Ramius Multi-Strategy Master Fund Ltd, Ramius Merger Arbitrage Master Fund Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated October 2, 2009.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,
its investment manager
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RCG PB, Ltd.		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, L.L.C.,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

CUSIP NO. 125-902106

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

STARBOARD VALUE & OPPORTUNITY FUND, LLC
By:	RGC Starboard Advisors, LLC,
its managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 19 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(8,290)	12.8267	09/24/09
(6,270) ##	13.1989	09/25/09
(4,640)##	13.1782	09/28/09
(2,633) ##	13.4467	09/29/09
(3,386) ##	12.7341	09/30/09
(34,162) ##	12.4700	10/01/09
(25,463) ##	12.4700	10/01/09
(85,745) ##	12.4700	10/01/09
(45,543) ##	12.4700	10/01/09
(19,870) ##	12.4700	10/01/09
(18,060) ##	12.4700	10/01/09
(5,418) ##	12.4700	10/01/09
(3,477) ##	12.4700	10/01/09
(8,488) ##	12.4700	10/01/09
(3,532) ##	12.4700	10/01/09
(6,772) ##	12.4700	10/01/09
(2,890) ##	12.4700	10/01/09
(13,364) ##	12.4700	10/01/09
(4,515) ##	12.4700	10/01/09
(11,288) ##	12.4700	10/01/09
(15,803) ##	12.4700	10/01/09
(11,288) ##	12.4700	10/01/09
(6,140) ##	12.4700	10/01/09
(20,182) ##	12.4700	10/01/09
(4,650) ##	12.4700	10/01/09
(2,258) ##	12.4700	10/01/09
(2,060)	12.0140	10/01/09

STARBOARD VALUE & OPPORTUNITY FUND, LLC

(3,059)	12.8267	09/24/09

## Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 125-902106

RAMIUS MULTI-STRATEGY MASTER FUND LTD

(2,009)	12.8267	09/24/09
(1,110)	13.1989	09/25/09
(821)	13.1782	09/28/09
(467)	13.4467	09/29/09
(599)	12.7341	09/30/09
(669)	12.0140	10/01/09

RAMIUS ENTERPRISE MASTER FUND LTD

(2,263)	12.8267	09/24/09
(1,250)	13.1989	09/25/09
(925)	13.1782	09/28/09
(525)	13.4467	09/29/09
(675)	12.7341	09/30/09
(752)	12.0140	10/01/09

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

(2,479)	12.8267	09/24/09
(1,370)	13.1989	09/25/09
(1,014)	13.1782	09/28/09
(575)	13.4467	09/29/09
(740)	12.7341	09/30/09
(823)	12.0140	10/01/09

RCS PB, LTD.

34,162#	40.1852	10/01/09
25,463#	44.0770	10/01/09
85,745#	43.4212	10/01/09
45,543#	44.1395	10/01/09
19,870#	44.9223	10/01/09
18,060#	40.1238	10/01/09
5,418#	40.2300	10/01/09
3,477#	40.5591	10/01/09
8,488#	40.1860	10/01/09
3,532#	40.2441	10/01/09
6,772#	39.7973	10/01/09
2,890#	38.9588	10/01/09
13,364#	38.5282	10/01/09
4,515#	38.8149	10/01/09
11,288#	38.9189	10/01/09
15,803#	38.9932	10/01/09
11,288#	38.9447	10/01/09
6,140#	38.6784	10/01/09
20,182#	38.9320	10/01/09
4,650#	37.5803	10/01/09
2,258#	36.8132	10/01/09
(1,696)	12.0140	10/01/09

# Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 125-902106

SCHEDULE B

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE C

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE D

Directors and Officers of Ramius Multi-Strategy Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE E

Directors and Officers of Ramius Merger Arbitrage Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE F

Directors and Officers of RCG PB, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies